UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-55170

Sugar Creek Financial Corp.
(Exact name of registrant as specified in its charter)

28 West Broadway, Trenton, IL 62293; (618) 224-9228
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒ (1)
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒ (2)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

(1)
Sugar Creek Financial Corp., a savings and loan holding company, is relying on Securities Exchange Act of 1934 Section 12(g)(4), as amended by the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to the class of securities described above.

(2)
Sugar Creek Financial Corp. is suspending its reporting obligations under Securities Exchange Act Section 15(d) pursuant to compliance and disclosure guidance issued by the Commission and no-action letters granted by the Commission (see SEC Compliance and Disclosure Interpretations – Fixing America’s Surface Transportation (FAST) Act; SEC Staff Legal Bulletin No. 18 (March 20, 2010); and SEC No-action letter GlenRose Instruments, Inc. (July 16, 2012)).

Approximate number of holders of record as of the certification or notice date:  163

Pursuant to the requirements of the Securities Exchange Act of 1934, Sugar Creek Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 17, 2017	By:	/s/ Robert J. Stroh, Jr.
Robert J. Stroh, Jr.
Chairman, President, Chief Executive Officer and Chief Financial Officer